Mail Stop 3561

August 3, 2007

Via U.S. Mail and Facsimile

Morten Arntzen
Chief Executive Officer
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, New York 10017

RE: **Overseas Shipholding Group, Inc.**
Form 10-K for the fiscal year ended December 31, 2006

File No. 001-06479

Dear Mr. Arntzen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Myles R. Itkin, Chief Financial Officer